EXHIBIT 11

                          GTE CORPORATION AND SUBSIDIARIES
                      CALCULATION OF EARNINGS PER COMMON SHARE

                                                           Three Months Ended
                                                                March 31
                                                           1996         1995
                                                             (In Thousands)

  Consolidated net income                                $616,278     $543,282

  Adjustments to consolidated net income:
  Add - Preferred dividend requirements on
          dilutive convertible preferred stocks              -             138
        Interest expense, net of tax effect, on
          employees' stock plans                              235          172
            Total adjustments                                 235          310

  Adjusted consolidated net income                       $616,513     $543,592

  Average common shares                                   974,646      967,091

  Adjustments to common shares:
  Add - Dilutive convertible preferred stocks                -             532
        Employees' stock and stock option plans             2,691        1,935
            Total adjustments                               2,691        2,467

  Adjusted average common shares                          977,337      969,558

  EARNINGS PER COMMON SHARE:

  Primary  (1)                                           $    .63     $    .56

  Fully diluted  (2)                                     $    .63     $    .56


  (1) Computed by dividing consolidated net income for the periods by the average common shares outstanding. Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

  (2) Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

        (a) Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method. Equivalent common shares to be added to average shares for the employees' stock plans, stock ownership plan and stock options are computed according to the "treasury stock" method.

        (b) Consolidated net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible preferred stocks, and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.